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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of February 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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Information furnished on this form:

Joint announcement released by Modernday Limited and the Registrant on February 14, 2007, regarding a proposal of privatization of the Registrant by Modernday Limited by way of a scheme of arrangement, a possible unconditional mandatory general offer, and a resumption of trading of the Registrant.


EXHIBITS

   EXHIBIT
   NUMBER                                  DESCRIPTION
   -------         ------------------------------------------------------------
    1.1 Joint announcement issued by Modernday Limited and the Registrant on February 14, 2007, regarding a proposed privatization of the Registrant by Modernday Limited by way of a scheme of arrangement, a possible unconditional mandatory general offer for shares of the Registrant by Modernday Limited, and a resumption of trading in shares of the Registrant.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                              (Registrant)




Date: February 14, 2007      By:  /s/ Catherine Chang
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                                  Catherine Chang
                                  General Counsel